UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

R. Scott Lawrence

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

John William (Bill) MacKenzie

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 1,501,211 shares (excludes 741,735 shares held by CPPIB Epsilon Ontario Limited Partnership)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.4% (excludes 4.6% of the class held by CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(2)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(2)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)(3)
14	Type of reporting person (see instructions) PN

(2)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(3)	Calculated based on the 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares(4)
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares(4)
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(4)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)(5)
14	Type of reporting person (see instructions) OO

(4)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights.
(5)	Calculated based on the 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

1	Name of reporting person. R. Scott Lawrence
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(6)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(6)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(6)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(6)(7)
14	Type of reporting person (see instructions) IN

(6)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights. R. Scott Lawrence is one of two trustees of the CPPIB Epsilon Ontario Trust.
(7)	Calculated based on the 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

1	Name of reporting person. John William (Bill) MacKenzie
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 741,735 shares(8)
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 741,735 shares(8)
11	Aggregate amount beneficially owned by each reporting person 741,735 shares(6)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(6)(7)
14	Type of reporting person (see instructions) IN

(8)	Represents Ordinary Shares directly held by CPPIB Epsilon Ontario Limited Partnership, over which CPPIB Epsilon Ontario Trust, as general partner, holds all voting and disposition rights. John William (Bill) MacKenzie is one of two trustees of the CPPIB Epsilon Ontario Trust.
(9)	Calculated based on the 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 3, 2015, as amended on August 28, 2015, March 4, 2016, May 16, 2016, September 15, 2016, November 23, 2016, April 20, 2018, June 15, 2018 and January 9, 2023 (as so amended, the “Original Schedule 13D”) to provide updating information. This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”), R. Scott Lawrence and John William (Bill) MacKenzie (each, a trustee of the Trust) (together, the “Reporting Persons”) identified on the cover pages of this Amendment. The reason for this Amendment is to disclose that CPPIB has agreed to sell 1,192,941 non-voting convertible ordinary Series C shares (the “Non-Voting Series C Shares”) and 404,771 non-voting convertible ordinary Series E shares (the “Non-Voting Series E Shares” and, together with the Non-Voting Series C Shares, the “Shares”) of Enstar Group Limited (the “Issuer”) to the Issuer.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 2. Identity and Background

Schedule 1 of the Original Schedule 13D is hereby amended and replaced with Schedule 1 attached hereto.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

The Reporting Persons’ response to Item 6 is incorporated herein.

To correct a clerical error, the reference to “non-voting preferred shares” in Item 4(d) is hereby replaced with “non-voting convertible ordinary shares”.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are as follows:

(a) Amount beneficially owned:

1,501,211 shares held directly by CPPIB representing 9.4% of the class of shares (excludes 741,735 shares held by the Partnership)

741,735 shares held directly by the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by the Trust as general partner to the Partnership representing 4.6% of the class of shares

741,735 shares held indirectly by R. Scott Lawrence as trustee to the Trust representing 4.6% of the class of shares

741,735 shares held indirectly by John William (Bill) MacKenzie as trustee to the Trust representing 4.6% of the class of shares

(b) Number of shares to which the Reporting Persons have:

i. Sole power to vote or to direct the vote:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

ii. Shared power to vote or to direct the vote: 741,735 shares held indirectly by R. Scott Lawrence and John William (Bill) MacKenzie as trustees to the Trust

iii. Sole power to dispose or to direct the disposition of:

1,501,211 shares held directly by CPPIB

741,735 shares held directly by the Partnership

741,735 shares held indirectly by the Trust as general partner to the Partnership

iv. Shared power to dispose or to direct the disposition of: 741,735 shares held indirectly by R. Scott Lawrence and John William (Bill) MacKenzie as trustees to the Trust

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 15,999,691 Ordinary Shares outstanding as of February 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 1, 2023.

(c) Except as described in Item 6, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

On March 23, 2023, CPPIB entered into a purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which CPPIB agreed to sell and the Issuer agreed to buy 1,192,941 Non-Voting Series C Shares and 404,771 Non-Voting Series E Shares of the Issuer owned by CPPIB at a purchase price of $213.13 per Share (the “Transaction”). The Purchase Agreement contains customary representations, warranties and agreements by CPPIB and the Issuer, and customary conditions to closing. The Transaction is scheduled to close on March 28, 2023, subject to satisfaction of customary closing conditions. References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Purchase Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Purchase Agreement, dated March 23, 2023, between Canada Pension Plan Investment Board and Enstar Group Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2023
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2023
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee of CPPIB Epsilon Ontario Trust (the General Partner),
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2023
Date

CPPIB EPSILON ONTARIO TRUST

/s/ John William (Bill) MacKenzie
Signature

John William (Bill) MacKenzie, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2023
Date

R. SCOTT LAWRENCE

/s/ R. Scott Lawrence
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2023
Date

JOHN WILLIAM (BILL) MACKENZIE

/s/ John William (Bill) MacKenzie
Signature

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and the Partnership.

Directors of CPPIB

Heather Munroe-Blum
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Judith Athaide
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, The Cogent Group Inc.
Citizenship: Canada

Sylvia Chrominska
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Dean Connor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

William ‘Mark’ Evans
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Ashleigh Everett
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, Royal Canadian Securities Limited
Citizenship: Canada

Tahira Hassan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada, Pakistan

John Montalbano
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Barry Perry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Mary Phibbs
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Australia, United Kingdom

Boon Sim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: United States

Kathleen Taylor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Executive Officers of CPPIB

John Graham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: President and Chief Executive Officer
Citizenship: Canada, United Kingdom

Maximilian Biagosch
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe
Citizenship: Germany

Edwin D. Cass
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Officer
Citizenship: Canada

Andrew Edgell
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Credit Investments
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer
Citizenship: Canada

Frank Ieraci
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Active Equities
Citizenship: Canada

Suyi Kim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Private Equity
Citizenship: South Korea

Michel Leduc
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications
Citizenship: Canada

Geoffrey Rubin
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Strategist
Citizenship: Canada, United States

Priti Singh
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing
Citizenship: Canada

Mary Sullivan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Talent Officer
Citizenship: Canada

Agus Tandiono
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia
Citizenship: Indonesia

Patrice Walch-Watson
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary
Citizenship: Canada

General Partners of the Partnership

R. Scott Lawrence
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

John William (Bill) MacKenzie
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

Trustees of the Trust

R. Scott Lawrence
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada

John William (Bill) MacKenzie
c/o CPPIB Epsilon Ontario Trust, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Trustee
Citizenship: Canada